Issuer Free Writing Prospectus dated November 12, 2021

Filed Pursuant to Rule 433

Registration No. 333-255424

Click Here To Download The White Paper: INVESTING IN OPPORTUNITY ZONES FOR TAX ADVANTAGES AND GROWTH

Perfect Timing For Year-End Tax Benefits

Our TV ad campaign on CNBC, Bloomberg and Fox Business is going about as well as we could have expected. White Paper downloads are in the many hundreds, calls are pouring in and I’m inundated with meetings to discuss Belpointe PREP (OZ), while the economy is showing signs of rising taxes and inflation. Our TV ad motto “instead of merely making money, why not consider building money?” is a strong message that is resonating broadly among investors.

Speaking of inflation, that genie seems to be out of the bottle in no uncertain terms. This week’s PPI and CPI inflation data showed big spikes in wholesale prices and the cost of living for everything that may impact all of us. Food, gas, energy, housing, services, etc. You name it – it all seems to cost more – on balance, 6.2% more than this time a year ago.

That means keeping cash can translate to the equivalent of negative growth. The implied yield for the 10-yr Treasury is around a negative 4.7%, not exactly where one would want any portion of their portfolio assets. Capital seems to be pouring out of fixed income, seeking inflation-hedged income. We believe this makes for a bullish case for commercial multi-family residential income producing real estate.

To my knowledge, outside of residential real estate the only other class of real estate that can raise rents more quickly to adjust for inflation is the hotel sector, where tenants rent by the night and not by the month or year. However, the hotel business is seasonal, heavy on labor and very sensitive to economic swings.

Apartment landlords can also input escalation clauses that adjust rents higher during the course of an existing lease if tied to an inflation component like CPI. Inflation at this point is anything but transitory and we believe calls for the Fed to start hiking the Fed Funds Rate is only going to raise conviction for income-producing real estate.

Opportunity Zones and Qualified Opportunity Zone Funds (QOFs) bring physical and social change to the areas targeted for improved housing, infrastructure and recreational assets. Opportunity Zones were first sponsored by Senators Cory Booker (D-NJ) and Tim Scott (R-SC) and received widespread bipartisan political support at the federal, state and local levels and, as far as we know, there is no language challenging the program or the tax benefits that it provides in any legislation proposed as part of the Biden economic plan.

Belpointe PREP’s Class A units are listed on the NYSE American under the symbol “OZ.” As a result, Belpointe PREP is the first and only qualified opportunity fund listed on a national securities exchange.

Listed real estate has outperformed the broader market in 2021. Shares of the Real Estate Select Sector SPDR (XLRE) have produced a total return YTD of 34% compared to 26% for the S&P 500.

Belpointe PREP is conducting a $750 million continuous offering of Class A units. Belpointe PREP (OZ) is focused on identifying, acquiring, developing or redeveloping and managing commercial real estate located within qualified opportunity zones. Belpointe PREP qualified as a qualified opportunity fund beginning with its taxable year ending December 31, 2020.

Belpointe PREP’s initial investments consist of and are expected to continue to consist of properties located in qualified opportunity zones for the development or redevelopment of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, office, mixed-use, data centers and solar projects located throughout the United States and its territories.

I highly encourage all interested parties to download our latest and updated White Paper (see page 2) to familiarize yourself with the concept and purpose of why Opportunity Zones were created and what the societal goals are for such large-scale projects and undertakings.

In our view, Opportunity Zone Fund investing is a public-private partnership striving to advance the quality of life for millions of less advantaged citizens and businesses in America’s biggest cities, smaller towns and areas within the U.S.

Some of the most compelling benefits to investing in OZ are:

● Capital Gains Tax Deferral – An eligible investor may defer recognition of capital gains (short-term or long-term) resulting from the sale or exchange of capital assets by reinvesting those gains into Belpointe PREP’s Class A units within a period of 180 days of the sale or exchange (the “Deferred Capital Gains”). Deferred Capital Gains are recognized on the earlier of December 31, 2026 or the date on which an inclusion event occurs, such as the date on which the investor sells its Class A units. (White Paper Page 2-3)

● Capital Gains Tax Exemption – An eligible investor may elect to receive an increase in basis with respect to Belpointe PREP’s Class A units equal to the fair market value of the Class A units on the date of their sale or exchange if the investor holds the Class A units for a period of ten years or more, up to December 31, 2047. Thus, for U.S. federal income tax purposes, an investor will not recognize capital gains as a result of an appreciation in Belpointe PREP’s Class A units.

● Capital Gains Reduction – An eligible investor may also receive an increase in basis equal to 10% of the Deferred Capital Gains if the investor holds Belpointe PREP’s Class A units for a period of five years.

The third point noted, about the basis of a QOF investment being increased by 10% if the investment is held for at least five years, is time sensitive. Investors have to own Class A units in OZ or equity interests any other QOF by December 31, 2021 in order to qualify for the 10% step-up basis benefit. (Ex: it is possible for an eligible investor to reinvest $100K of capital gains in OZ by Dec. 31, 2021, hold the investment for at least five years, and have the new, go-forward basis be $110K for purposes of calculating future capital gains.

Additional benefits to investing in OZ include:

● No Depreciation Recapture – An eligible investor who elects to receive an increase in basis with respect to Belpointe PREP’s Class A units equal to the fair market value of the Class A units on the date of their sale or exchange, if the investor has held the Class A units for a period of ten years or more, up to December 31, 2047, will not recognize depreciation recapture (excluding inventory gains) as a result of an appreciation in Belpointe PREP’s Class A units. (White Paper Page 5)

● Significantly Reduced Management Fees – Belpointe PREP’s manager is paid annual management fees of only 0.75% of its NAV, which is significantly less than the management fees of 1.5%-2.1% typically charged by other traditional private real estate funds, REITs and other traditional real estate investment platforms.

● No Capital Calls – Investors will not be required to make capital contributions beyond the purchase price of their Belpointe PREP Class A units, unlike traditional private real estate funds and other real estate investment platforms.

● No Investor Servicing Fees – Belpointe PREP will not charge investor servicing fees, typically charged for other real estate investments offered through broker dealer platforms, which can add up to as much as 0.6% of invested capital on annual basis.

Click Here To Download The Latest White Paper Version: “Investing In Opportunity Zones For Tax Advantages and Growth”

● Significantly Lower Carried Interest – Belpointe PREP’s manager holds 100% of its Class B units, which entitle the manager to 5% of any gain recognized by or distributed to Belpointe PREP or recognized or distributed from Belpointe PREP’s operating companies or any subsidiary. This ownership interest will result in a “carried interest” to Belpointe PREP’s manager that is significantly lower than the carried interest of 15%-25% typically earned by external managers of traditional private real estate funds, REITs and other traditional real estate investment platforms.

● Ability to Use Equity as Transaction Consideration – Belpointe PREP intends to make private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses using its equity as transaction consideration, thereby preserving cash for other investing activities.

● Greater Diversification – Belpointe PREP intends to hold a larger and more diversified portfolio of real estate and real estate-related assets than most other qualified opportunity zone real estate investment platforms. Greater diversification offers investors in Belpointe PREP’s Class A units the potential to achieve greater returns at a lower risk.

● Minimal Investment Requirements – Belpointe OZ has set a minimum investment threshold of $10,000 for purchases via subscription agreement, which it expects will allow for a broader base of investors to participate in its offering than would otherwise be able to participate in more traditional private real estate funds, REITs and other traditional real estate investment platforms. Investments via the market have no minimum.

● Development Expertise – Belpointe PREP’s manager employs a highly qualified team with extensive real estate development and construction management experience, thereby providing Belpointe PREP with knowledge, relationships and internal development expertise that it believes far exceeds what many other real estate investment platforms can offer their investors.

With the end of year fast approaching and a short timetable to take advantage of certain QOF benefits, I suggest making it a priority to take the time to consult with your RIA, CPA, CFA and estate planners to gain full control of how to maximize the benefits of Opportunity Zone Fund investing and Belpointe OZ in particular.

Contact Us!

Have questions about how Belpointe OZ can provide opportunities for investment appreciation, income and help you or your clients to Defer, Reduce or Eliminate Capital Gains Obligations?

Call or email us and we’ll take the time to answer all of your questions about Belpointe OZ and how reinvesting capital gains in a Qualified Opportunity Zone fund can be utilized to offset an investor’s tax obligation.

You can Contact us at 203-883-1944 or IR@belpointeoz.com.

P.S. See which benefits may apply to you, download our current white paper titled:

Click Here To Download The White Paper: INVESTING IN OPPORTUNITY ZONES FOR TAX ADVANTAGES AND GROWTH

Cody Laidlaw

Editor-in-Chief

Belpointe OZ

255 Glenville Road

Greenwich, CT 06831

T: (203) 883-1944

E: IR@belpointeoz.com

BelpointeOZ.com

Important Information and Qualifications

Belpointe PREP, LLC (“Belpointe OZ”) has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offer and sale of up to $750,000,000 of Class A units representing limited liability interests in Belpointe OZ. You should read Belpointe OZ’s most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe OZ and the offering

Investing in Belpointe OZ’s Class A units involves a high degree of risk, including a complete loss of investment. Prior to making an investment decision, you should carefully consider Belpointe OZ’s investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in Belpointe OZ’s Class A units. To view Belpointe OZ’s most recent prospectus containing this and other important information visit sec.gov or belpointeoz.com. Alternatively, you may request Belpointe OZ send you the prospectus by calling (203) 883-1944 or emailing claidlaw@belpointe.com. Read the prospectus in its entirety before making an investment decision.

This communication may not be distributed in any jurisdiction where it is unlawful to do so. Nothing in this communication is or should be construed as an offer to sell or solicitation of an offer to buy Belpointe OZ’s Class A units in any jurisdiction where it is unlawful to do so.

Neither Belpointe OZ nor any of its affiliates provide investment or tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should consult their own investment and tax advisers concerning the U.S. federal, state and local income tax consequences, as well as any tax consequences under the laws of any other taxing jurisdiction, in relation to their personal tax circumstances, which may vary for prospective investors in different tax situations.

This communication may contain estimates, projections and other forward-looking statements, typically identified by words and phrases such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of such words and other comparable terminology. However, the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statements expressing an expectation or belief as to future events is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future events and involve risks, uncertainties and other factors beyond Belpointe OZ’s control. Therefore, we caution you against relying on any of these forward-looking statements. Actual outcomes and results may differ materially from what is expressed in any forward-looking statement. Except as required by applicable law, including federal securities laws, Belpointe OZ does not intend to update any of the forward-looking statements to conform them to actual results or revised expectations.

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